February 16, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada Sarmento
Suzanne Hayes

Re:	Arcus Biosciences, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 5, 2018
CIK No. 0001724521

Ladies and Gentlemen:

On behalf of Arcus Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 15, 2018 relating to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 submitted February 5, 2018 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically filing a Registration Statement on Form S-1 (“Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

Securities and Exchange Commission

February 16, 2018

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Product Portfolio, page 2

1.	We note your response to our prior comment 3. Please remove the oral CD73 inhibitor from the pipeline table. We do not object to a discussion of such program below the table, but it is premature to include it in a product pipeline table since you have not yet identified a product candidate.

RESPONSE TO COMMENT 1: In response to the Staff’s comment, the Company has revised its product pipeline table on page 2 and page 89 to remove the oral CD73 inhibitor.

Executive Compensation

Material Compensation Developments Occurring After 2017 Fiscal Year End, page 146

2.	We note your disclosure in this section that you amended and restated the letter agreements with each of your executive officers. Please file such amended and restated agreements as exhibits or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 2: The Company is filing with the Registration Statement the amended and restated letter agreements it has with each of its executive officers in response to the Staff’s comment.

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Please contact the undersigned at (650) 463-5381 or hmayon@gunder.com if you have any questions with respect to this response or the Registration Statement.

Very truly yours,

/s/ Heidi Mayon
Heidi E. Mayon, Esq.